August 15, 2014

Ajay Koduri,

    Senior Counsel, Division of Corporation Finance,

        Securities and Exchange Commission,

            Mail Stop 3720,

                100 F Street,

                    Washington, D.C. 20549-0510.

Re:	Response to Comment on Amendment No. 1 to Registration Statement
on Form S-4 filed by AT&T Inc. on August 4, 2014
(File No. 333-197144)

Dear Mr. Koduri:

AT&T Inc. (“AT&T”) yesterday filed Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-197144) (“Amendment No. 2”), including a Prospectus of AT&T and a Proxy Statement of DIRECTV (“DIRECTV”). This letter, which is being submitted on behalf of AT&T and DIRECTV, responds to a comment received orally from the staff (the “Staff”) of the Securities and Exchange Commission in connection with the above-referenced Registration Statement regarding the illustrative implied present value per share ranges in the section of the Registration Statement entitled “Opinions of DIRECTV’s Financial Advisors—Opinion of Goldman, Sachs & Co.—Illustrative Discounted Cash Flow Analyses”. In response to the Staff’s comment, the disclosure on page 70 of Amendment No. 2 has been revised.

Ajay Koduri,

August 15, 2014

Please contact me at (310) 712-6678, via fax at (310) 407-2683 or via e-mail at krautheimere@sullcrom.com if you have any comments or questions about this letter.

Very truly yours,

/s/ Eric M. Krautheimer

Eric M. Krautheimer

cc:	Wayne A. Wirtz
AT&T Inc.
One AT&T Plaza
208 South Akard Street
Dallas, Texas 75202

Larry D. Hunter
DIRECTV
2260 E. Imperial Highway
El Segundo, California 90245

Frederick S. Green
Michael E. Lubowitz
Weil, Gotshal & Manges LLP
767 Fifth Ave.
New York, New York 10153

Joseph B. Frumkin
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004